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April 20, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Life Insurance Co. of New York ("Company")
      RiverSource of New York Variable Annuity Account (Registrant")
          Pre-Effective Amendment No.1 on Form N-4
          File Nos. 333-179335/811-07623
          RiverSource RAVA 5 Advantage Variable Annuity
               RiverSource RAVA 5 Select Variable Annuity
               RiverSource RAVA 5 Access Variable Annuity
               (offered for contract applications signed on or after April 30, 2012)

Dear Mr. Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Pre-Effective Amendment No. 1 ("Amendment No.1") on Form N-4. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated April 4, 2012. In addition, in this Amendment No. 1 Registrant has updated financial statements and made other non-material changes.

Prospectus included in this Amendment No.1 has been marked to show all changes made since the Initial Registration Statement.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 1 to April 26, 2012 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 1.

If you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary